UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2010 Estimated average burden hours per response. . 14.5
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sand Technology Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

799774302

(CUSIP Number)

Thomas M. O'Donnell

440 S. LaSalle #3220 Chicago, Illinois 60605

815 – 337 - 3734

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2011

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 799774302

1.	Names of Reporting Persons Thomas M. O'Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,249,742 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,249,742 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,249,742 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.47%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradley G. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,062,090 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,062,090 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,062,090 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.87%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Bradford Kunde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 479,135 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 479,135 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 479,135 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.74%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Irwin Zalcberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,715,104 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,715,104 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,715,104 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.88%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 799774302

1.	Names of Reporting Persons. Carol A. Fiala – O’Donnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 554,663 Class A Shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 554,663 Class A Shares

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,663 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.02%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Items 1, 3, 4, 5, and 6 of the Schedule 13D filed on April 18, 2008, as amended by Amendment No. 1 on December 23, 2008 and Amendment No. 2 on January 15, 2010, by the Reporting Persons (as so amended, the “Original Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Original Schedule 13D.

This Amendment No. 3 is being filed by the Reporting Persons (as defined in Item 2 below) to report the acquisition by certain of the Reporting Persons of additional Common Shares and warrants to purchase Common Shares.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3:

Pursuant to a Private Placement Agreement dated January 4, 2011 by and between certain investors and the Company (“2011 Private Placement”), each of Mr. O’Donnell, Mr. Griffith and Mr. Zalcberg agreed to purchase certain units from the Issuer (“2011 Private Placement Units”), in the aggregate face value of $475,000, which 2011 Private Placement Units each consist of (1) two Common Shares, and (2) 1 warrant convertible into a Common Share at an exercise price of $0.50 per Common Share (each a “2011 PPM Warrant”).  The 2011 Private Placement Units were acquired using personal funds of each of Mr. O’Donnell, Mr. Griffith and Mr. Zalcberg. The aggregate purchase price for the 678,573 2011 Private Placement Units owned by each of Mr. O’Donnell, Mr. Griffith and Mr. Zalcberg was $475,000.

Item 4.	Purpose of Transaction

The following paragraph amends and restates the last paragraph of Item 4:

Effective November 1, 2009, Thomas M. O’Donnell has been appointed the President and Chief Executive Officer of the Company.  In connection with this appointment, Mr. O’Donnell will receive options to purchase 50,000 Common Shares per month (at CDN 0.01 per Common Share).  In addition to these roles, Mr. O’Donnell will continue to serve on the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

As of December 20, 2010, the date of the Company’s last filed report of foreign issuer on Form 6-K, the Company had issued and outstanding 15,889,620 Common Shares.  All ownership percentages in this Schedule 13D are computed on a “fully diluted basis,” based on information provided by the Company, with a denominator of 27,473,908, comprised of outstanding Common Shares, Common Shares issuable upon full conversion of all Debentures, accrued interest on the Debentures that is payable in Common Shares (at $0.45 per Common Share) (“PIK Interest”), plus the Common Shares issuable assuming full exercise of all warrants and employee-related option and Common Share grants.

In addition to the Reporting Persons’ right to convert Debentures into Common Shares, at the option of the Company, each Debenture may be converted into 2,000 Common Shares if the bid price of the Company’s Common Shares has been above $1.50 for sixty (60) consecutive trading days.  Each Warrant may be exercised by the Reporting Persons at a price of $0.70 per Common Share at any time until the earlier of the close of business on the day which is thirty-six (36) months from April 18, 2008 or the sixtieth (60th) consecutive trading day in which the bid price of the Common Shares has been above $1.50. Each PPM Warrant may be exercised by the Reporting Persons at a price of $0.50 per Common Share at any time. Each 2011 PPM Warrant may be exercised by the Reporting Persons at a price of $0.50 per Common Share at any time until the earlier of the close of business on the day that is thirty-six (36) months from January 4, 2011 or the bid price of the Common Shares has been above U.S. $1.50 for sixty (60) consecutive trading days.

Irwin Zalcberg directly beneficially owns 934,625 Common Shares purchased on the open market, 285,716 Common Shares purchased pursuant to the Private Placement, 278,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported Warrants, 142,858 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 285,716 Common Shares purchased pursuant to the 2011 Private Placement, 142,858 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of 2011 PPM Warrants, 556,000 Common Shares issuable upon conversion of 278 previously reported Debentures, and 89,331 Common Shares representing Mr. Zalcberg’s share of PIK Interest.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, PPM Warrants, and 2011 PPM Warrants, Mr. Zalcberg has beneficial ownership of 2,715,104 Common Shares, representing 9.88% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Thomas M. O’Donnell directly beneficially owns 404,700 Common Shares purchased on the open market, 428,572 Common Shares purchased pursuant to the Private Placement, 334,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported Warrants, 214,286 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 928,572 Common Shares purchased pursuant to the 2011 Private Placement, 464,286 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of 2011 PPM Warrants, 668,000 Common Shares issuable upon conversion of 334 previously reported Debentures, 107,326 Common Shares representing Mr. O’Donnell’s share of PIK Interest, and options to purchase 700,000 Common Shares (at CDN 0.01 per Common Share) as compensation for services rendered as Chief Executive Officer of the Company (the “Compensation Shares”).  In the aggregate, assuming full conversion of such Debentures, full exercise of such Warrants, PPM Warrants, and 2011 PPM Warrants, and acquisition of the maximum number of Compensation Shares, Mr. O’Donnell has beneficial ownership of 4,249,742 Common Shares, representing 15.47% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradley G. Griffith directly beneficially owns 71,430 Common Shares purchased pursuant to the Private Placement, 223,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported Warrants, 35,715 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 142,858 Common Shares purchased pursuant to the 2011 Private Placement, 71,429 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of 2011 PPM Warrants, 446,000 Common Shares issuable upon conversion of 223 previously reported Debentures, and 71,658 Common Shares representing Mr. Griffith’s share of PIK Interest.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, PPM Warrants, and 2011 PPM Warrants Mr. Griffith has beneficial ownership of 1,062,090 Common Shares, representing 3.87% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Bradford Kunde directly beneficially owns 71,430 Common Shares purchased pursuant to the Private Placement, 112,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported Warrants, 35,715 Common Shares issuable upon exercise (at an exercise price of $0.50 per Common Share) of PPM Warrants, 224,000 Common

Shares issuable upon conversion of 112 previously reported Debentures, and 35,990 Common Shares representing Mr. Kunde’s share of PIK Interest.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants and PPM Warrants, Mr. Kunde has beneficial ownership of 479,135 Common Shares, representing 1.74% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Carol A. Fiala-O’Donnell directly beneficially owns 167,000 Common Shares issuable upon exercise (at an exercise price of $0.70 per Common Share) of previously reported Warrants, 334,000 Common Shares issuable upon conversion of 167 previously reported Debentures, and 53,663 Common Shares representing Ms. Fiala-O’Donnell’s share of PIK Interest.  In the aggregate, assuming full conversion of such Debentures and full exercise of such Warrants, Ms. Fiala-O’Donnell has beneficial ownership of 554,663 Common Shares, representing 2.02% of the outstanding Common Shares (on a fully diluted basis), as of the date of this Schedule 13D.

Each Reporting Person has sole voting power and sole dispositive power with respect to the number of Common Shares as described above.  The Reporting Persons have executed the voting agreement attached hereto as Exhibit 1.  See the second paragraph of Item 4 for a description of the voting agreement.

No other person other than the Reporting Persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons as described in this Schedule 13D.

Item 6.	Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than  (1) the voting agreement filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein; (2) the subscription agreement for Units, the form of which was filed on April 29, 2008 with the Company’s Schedule 13D and is incorporated by reference herein; (3) the Intercreditor and Collateral Agency Agreement between the Reporting Persons and the Company, which governs the Reporting Persons’ handling of the collateral securing the Debentures, filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein; (4) the subscription agreement for 2011 Private Placement Units, the form of which is attached hereto as Exhibit 7; and (5) the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 8 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1:                Voting Agreement dated as of April 18, 2008 by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell, Arthur G. Ritchie and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 2:                Non-Brokered Private Placement Subscription Agreement for Units dated as of

April 18, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 3:                Intercreditor and Collateral Agency Agreement dated as of April 18, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, Carol A. Fiala-O’Donnell and Sand Technology Inc. filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 4:                Joint Filing Agreement dated as of, April 18, 2008 by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell filed on April 29, 2008 with the Company’s Schedule 13D and incorporated by reference herein.

Exhibit 5:                Joint Filing Agreement dated as of December 23, 2008, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell filed on December 23, 2008 with the Company’s First Amendment to Schedule 13D and incorporated by reference herein

Exhibit 6:                Joint Filing Agreement dated as of January 15, 2010, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell filed on January 15, 2010 with the Company’s Second Amendment to Schedule 13D and incorporated by reference herein.

Exhibit 7:                Non-Brokered Private Placement Subscription Agreement for Units dated as of January 4, 2011, by and among Thomas M. O’Donnell, Bradley G. Griffith, Irwin Zalcberg, and Sand Technology Inc.

Exhibit 8:                Joint Filing Agreement dated as of March 30, 2011 by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala O’Donnell.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2011

/s/ Thomas M. O’Donnell
THOMAS M. O’DONNELL

/s/ Bradley G. Griffith
BRADLEY G. GRIFFITH

/s/ Bradford Kunde
BRADFORD KUNDE

/s/ Irwin Zalcberg
IRWIN ZALCBERG

/s/ Carol A. Fiala-O’Donnell
CAROL A. FIALA-O’DONNELL

Exhibit Index

Exhibit 7	Non-Brokered Private Placement Subscription Agreement for Units dated as of January 4, 2011, by and among Thomas M. O’Donnell, Bradley G. Griffith, Irwin Zalcberg, and Sand Technology Inc.

Exhibit 8	Joint Filing Agreement dated as of March 30, 2011, by and among Thomas M. O’Donnell, Bradley G. Griffith, Bradford Kunde, Irwin Zalcberg, and Carol A. Fiala-O’Donnell.